UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amended and Restated Memorandum and Articles of Association

On March 25, 2021, the Board of Directors (the “Board”) of ZK International Group Co., Ltd. (the “Company”) adopted a resolution to amend and restate the Memorandum and Articles of Association of the Company to change the quorum for a meeting of shareholders to one third (33.3%) of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders. The Amended and Restated Memorandum and Articles of Association became effective on March 30, 2021 upon the registration by the Registrar of Corporate Affairs of the British Virgin Islands.

The above description of the Amended and Restated Memorandum and Articles of Association is qualified in its entirety by reference to the complete text of the Amended and Restated Memorandum and Articles of Association, which is filed herewith as Exhibit 3.1.

2021 Equity Incentive Plan

On March 25, 2021, the Board and shareholders of the Company holding an aggregate of 14,425,664 ordinary shares, representing approximately 57% of the total issued and outstanding as of March 25, 2021 took action by written consent to approve the 2021 equity incentive plan (the “Plan”).

The following is a summarized description of the Plan. Capitalized terms not defined herein shall have the meaning given to them in the Plan.

Administration. The compensation committee of the Board (the “Committee”) will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. The Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility. Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. The Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized. The Plan provides for an aggregate of Four Million Two Hundred Thousand (4,200,000) ordinary shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the ordinary shares subject to such award will again be made available for future grant. ordinary shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each ordinary share subject to an Option or a Stock Appreciation Right will reduce the number of ordinary shares available for issuance by one share, and each ordinary share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of ordinary shares available for issuance by one share.

If there is any change in our corporate capitalization, The Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant. The Committee may grant awards of Non-Qualified Stock Options, Incentive (qualified) Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options. The Committee will be authorized to grant Options to purchase ordinary shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by The Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder).

Stock Appreciation Rights. The Committee will be authorized to award Stock Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by The Committee and reflected in the Award agreement.

Restricted Stock. The Committee will be authorized to award Restricted Stock under the Plan. The Committee will determine the terms of such Restricted Stock awards. Restricted Stock are ordinary shares that generally are non-transferable and subject to other restrictions determined by The Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Stock is forfeited.

Restricted Stock Unit Awards. The Committee will be authorized to award Restricted Stock Unit awards. The Committee will determine the terms of such Restricted Stock Units. Unless the Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Stock Bonus Awards. The Committee will be authorized to grant awards of unrestricted ordinary shares or other awards denominated in ordinary shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards. The Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment. The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, stockholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by The Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

The above description of the Plan is qualified in its entirety by reference to the complete text of the Plan, which is filed herewith as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd.

10.1	ZK International Group Co., Ltd. 2021 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board